Streamline Health Solutions, Inc.

2400 Old Milton Pkwy., Box 1353

Alpharetta, Georgia 30009

September 9, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Edwin Kim, Staff Attorney
Jan Woo, Legal Branch Chief

Re:	Streamline Health Solutions, Inc.
Registration Statement on Form S-3
Filed August 31, 2022
File No. 333-267187

Ladies and Gentlemen:

On behalf of Streamline Health Solutions, Inc. (the “Company”), the undersigned hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective time of the Registration Statement on Form S-3 of the Company be accelerated to 5:00 p.m., Eastern Time, on September 13, 2022, or as soon as practicable thereafter. The Company respectfully requests that you notify Thomas J. Gibson by a telephone call to (888) 997-8732 of such effectiveness.

Please contact David Ghegan of Troutman Pepper Hamilton Sanders LLP at (404) 885-3139 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

STREAMLINE HEALTH SOLUTIONS, INC.

By:	/s/ Thomas J. Gibson
Name:	Thomas J. Gibson
Title:	Chief Financial Officer

cc:	David Ghegan, Troutman Pepper Hamilton Sanders LLP